Exhibit 99

Execution Version

MAGNA INTERNATIONAL INC.

to

THE BANK OF NEW YORK MELLON

as Trustee

Seventh Supplemental Indenture
dated as of March 21, 2023

to

Indenture
dated as of June 16, 2014

$500,000,000

5.500% Senior Notes due 2033

$300,000,000

5.980% Senior Notes due 2026

TABLE OF CONTENTS

i

SEVENTH SUPPLEMENTAL INDENTURE, dated as of March 21, 2023 (this “Supplemental Indenture”), between MAGNA INTERNATIONAL INC., a corporation duly organized and existing under the laws of the Province of Ontario (the “Company”), and THE BANK OF NEW YORK MELLON, a New York banking corporation, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of June 16, 2014, as amended and supplemented from time to time (the “Indenture”), providing for the issuance from time to time of debt securities of the Company in one or more series (the “Debt Securities”);

WHEREAS, Section 3.01 of the Indenture provides that various matters with respect to any series of Debt Securities issued under the Indenture may be established in an indenture supplemental to the Indenture;

WHEREAS, Section 11.01(i) of the Indenture provides for the Company and the Trustee to enter into an indenture supplemental to the Indenture to establish the form or terms of Debt Securities of any series as contemplated by Section 3.01 of the Indenture;

WHEREAS, the Company desires to issue $500,000,000 aggregate principal amount of 5.500% Senior Notes due 2033 (the “ 2033 Notes”);

WHEREAS, the Company desires to issue $300,000,000 aggregate principal amount of 5.980% Senior Notes due 2026 (the “2026 Notes,” and together with the 2033 Notes, the “Notes”);

WHEREAS, the 2026 Notes and the 2033 Notes will each constitute a separate series of Debt Securities under the Indenture; and

WHEREAS, all the conditions and requirements necessary to make this Supplemental Indenture, when duly executed and delivered, a valid and legally binding agreement in accordance with its terms and for the purposes herein expressed, have been performed and fulfilled.

NOW, THEREFORE, THIS SEVENTH SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of Notes of a series by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes of such series, as follows:

Article I
RELATION TO INDENTURE; DEFINITIONS

SECTION 1.01   Relation To Indenture.

This Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.02   Rules of Interpretation; Definitions.

The first paragraph of Section 1.01 of the Indenture is fully incorporated by reference into this Supplemental Indenture. For all purposes of this Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, all words, terms or phrases used but not defined herein shall have the respective meanings assigned to them in the Indenture.

“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York.

“Change of Control” means the occurrence of any of the following after the date of issuance of the Notes:

(1)                the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s assets and the assets of the Company’s Subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to the Company or one of the Company’s Subsidiaries;

(2)                the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than the Company or one of the Company’s Subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of the Company’s Voting Stock representing a majority of the voting power of the Company’s outstanding Voting Stock;

(3)                the Company consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates with, or merges or amalgamates with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Company’s Voting Stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, Voting Stock representing a majority of the voting power of the Voting Stock of the surviving Person immediately after giving effect to such transaction; or

(4)                the adoption by the Company’s shareholders of a plan relating to the Company’s liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (2) above if (1) the Company becomes a direct or indirect wholly-owned Subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no person (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the Notes cease to be rated Investment Grade by each of the Rating Agencies on any date during the Trigger Period (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). However, a Change of Control Triggering Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Change of Control Triggering Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at the Company’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Change in Control Triggering Event). If a Rating Agency is not providing a rating for such Notes at the commencement of any Trigger Period, the Notes will be deemed to have ceased to be rated Investment Grade by such Rating Agency during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Consolidated Current Liabilities” means the aggregate of the current liabilities of the Company and its Restricted Subsidiaries (excluding liabilities of Unrestricted Subsidiaries and excluding billings on uncompleted contracts in excess of related costs and profits) appearing on the most recent available consolidated balance sheet of the Company and its Restricted Subsidiaries, all in accordance with generally accepted accounting principles; provided, however, that in no event shall Consolidated Current Liabilities include any obligation of the Company and its Restricted Subsidiaries issued under a revolving credit or similar agreement if the obligation issued under such agreement matures by its terms within 12 months from the date thereof but by the terms of such agreement such obligation may be renewed or extended or the amount thereof reborrowed or refunded at the option of the Company or any Restricted Subsidiary for a term in excess of 12 months from the date of determination.

“Consolidated Net Tangible Assets” means Consolidated Tangible Assets after deduction of Consolidated Current Liabilities.

“Consolidated Shareholders’ Equity” means at any date the shareholders’ equity of the Company and its Consolidated Subsidiaries determined on a consolidated basis as of such date in accordance with United States generally accepted accounting principles; provided that, for purposes hereof, the consolidated shareholders’ equity of the Company and its Consolidated Subsidiaries shall be calculated without giving effect to (i) the application of ASC 715-Compensation-Retirement Benefits or (ii) the cumulative foreign currency translation adjustment.

“Consolidated Subsidiary” means, as to any Person, each subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which shall be (or should have been) consolidated with the financial statements of such Person in accordance with United States generally accepted accounting principles.

“Consolidated Tangible Assets” means the aggregate of all assets of the Company and its Restricted Subsidiaries (including the value of all existing Sale and Leaseback Transactions and any assets resulting from the capitalization of other long-term lease obligations in accordance with generally accepted accounting principles but excluding the value of assets or investments in any Unrestricted Subsidiary or any non-majority-owned Subsidiary) appearing on the most recent available consolidated balance sheet of the Company and its Restricted Subsidiaries at their net book values, after deducting related depreciation, amortization and other valuation reserves and excluding patent and trademark rights, good will, unamortized discounts and expenses and any other intangible items, all in accordance with generally accepted accounting principles.

“End Date” means December 19, 2023 or such later date as the parties to the Equity Purchase Agreement may agree.

“Equity Purchase Agreement” means that certain equity purchase agreement relating to the Veoneer Acquisition entered into by the Company and the other parties thereto on December 19, 2022.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by the Company under the circumstances permitting the Company to select a replacement rating agency and in the manner for selecting a replacement rating agency, in each case as set forth in the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Par Call Date” means, with respect to the 2033 Notes, December 21, 2032, and, with respect to the 2026 Notes, March 21, 2024.

“Principal Property” means any manufacturing plant, warehouse, office building or parcel of real property located in Canada, the United States, its territories and possessions, Puerto Rico or Mexico (including fixtures and manufacturing machinery and equipment but excluding leases and other contract rights which might otherwise be deemed real property) owned by the Company or any Restricted Subsidiary, whether owned on the date of this Supplemental Indenture or thereafter, other than such plant, warehouse, office building or parcel of real property or portion thereof (including fixtures and manufacturing machinery and equipment) which, in the opinion of the Board of Directors (evidenced by a certified Board Resolution thereof delivered to the Trustee), is not of material importance to the business conducted by the Company and its Restricted Subsidiaries taken as a whole.

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to provide rating services to issuers or investors, the Company may appoint another “nationally recognized statistical rating organization” as defined under Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided, that the Company shall give notice of such appointment to the Trustee.

“Restricted Subsidiary” means (a) any Subsidiary other than an Unrestricted Subsidiary and (b) any Subsidiary which is an Unrestricted Subsidiary but which is designated by the Board of Directors pursuant to a Board Resolution to be a Restricted Subsidiary; provided however, that the Board of Directors may not designate any Subsidiary to be a Restricted Subsidiary if the Company would thereby breach any covenant or agreement contained in the Indenture (on the assumptions that any outstanding Secured Debt of such Subsidiary was incurred at the time of such designation and that any Sale and Leaseback Transaction to which such Subsidiary is then a party was entered into at the time of such designation).

“Sale and Leaseback Transaction” has the meaning specified in Section 3.02 of this Supplemental Indenture.

“Secured Debt” means indebtedness for money borrowed that is secured by a Security Interest in (a) any Principal Property or (b) any shares of capital stock or other equity interests or indebtedness (held as an asset) of any Restricted Subsidiary.

“Security Interest” shall mean any mortgage, pledge, lien, encumbrance, conditional sale, title retention agreement or other security interest.

Special Mandatory Redemption” has the meaning specified in Section 4.03 of this Supplemental Indenture.

Special Mandatory Redemption Date” has the meaning specified in Section 4.03 of this Supplemental Indenture.

“Special Mandatory Redemption Event” has the meaning specified in Section 4.03 of this Supplemental Indenture.

Special Mandatory Redemption Price” has the meaning specified in Section 4.03 of this Supplemental Indenture.

“S&P” means S&P Global Ratings Services, a business unit of Standard & Poor’s Financial Services, LLC, and its successors.

“Treasury Rate” means, with respect to any Redemption Date pursuant to Section 4.02 of this Supplemental Indenture, the yield determined by the Company in accordance with the following two paragraphs:

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the Redemption Date for a series of Notes to be redeemed based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Par Call Date applicable to the Notes of the series to be redeemed (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to the Par Call Date applicable to the Notes of the series to be redeemed on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third Business Day preceding the Redemption Date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date applicable to the Notes of the series to be redeemed, as applicable. If there is no United States Treasury security maturing on such Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from such Par Call Date, one with a maturity date preceding such Par Call Date and one with a maturity date following such Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding such Par Call Date. If there are two or more United States Treasury securities maturing on such Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

“Trigger Period” means the period commencing 60 days prior to the first public announcement by the Company of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control.

“Unrestricted Subsidiary” means (a) any Subsidiary acquired or organized after the date hereof, provided, however, that such Subsidiary shall not be a successor, directly or indirectly, to any Restricted Subsidiary (whether by merger, consolidation or amalgamation of such Restricted Subsidiary with, or transfer of all or substantially all assets of such Restricted Subsidiary to, such Subsidiary or otherwise); (b) any Subsidiary whose principal business or assets are located outside Canada, the United States, its territories and possessions, Puerto Rico or Mexico; (c) any Subsidiary the principal business of which consists of financing or assisting in financing of customer construction projects or the acquisition or disposition of products of dealers, distributors or other customers; (d) any Subsidiary whose principal business is the ownership, leasing, purchasing, selling or development of real property; or (e) any Subsidiary substantially all the assets of which consist of stock or other securities of a Subsidiary or Subsidiaries of a character described in clauses (a) through (d) of this paragraph, unless and until any such Subsidiary shall have been designated to be a Restricted Subsidiary pursuant to clause (b) of the definition of “Restricted Subsidiary.”

“value” means, as at any particular time with respect to a Sale and Leaseback Transaction, an amount equal to the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). For purposes of the foregoing, “net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

“Veoneer Acquisition” means the acquisition by the Company of the Veoneer Active Safety business pursuant to the Equity Purchase Agreement.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Article II
THE SERIES OF DEBT SECURITIES

SECTION 2.01   Title of the Debt Securities.

There is hereby created under the Indenture two series of Debt Securities as follows:

(1)                a series of Debt Securities designated the “5.500% Senior Notes due 2033”; and

(2)                a series of Debt Securities designated the “5.980% Senior Notes due 2026”.

SECTION 2.02   Limitations on Aggregate Principal Amount.

The aggregate principal amount of (i) the 2033 Notes shall be initially limited to $500,000,000 and (ii) the 2026 Notes shall be initially limited to $300,000,000; provided that the Company may, without the consent of the Holders of Outstanding Notes of either series, increase the principal amount of the Notes of a series Outstanding by issuing additional Notes of such series (“Additional Notes”) in the future on the same terms and conditions (including, without limitation, the right to receive accrued and unpaid interest), except for differences in the issue price, issue date and first Interest Payment Date (as defined in the form of Note attached as Exhibit A or Exhibit B, as applicable, hereto) of the Additional Notes, and with the same CUSIP and/or ISIN number as the Notes then Outstanding; provided that if the Additional Notes are not fungible with the Outstanding Notes of such series for U.S. federal income tax purposes, the Additional Notes shall have a separate CUSIP and/or ISIN number. No Additional Notes of a series may be issued if an Event of Default has occurred and is continuing with respect to the Notes of such series. Any Additional Notes of a series shall rank equally and ratably with the Notes of such series then Outstanding and shall be treated as a single series for all purposes hereunder and under the Indenture. From and after the issue date of any Additional Notes, any reference herein to “Notes” of a series shall include the Additional Notes of such series.

Except with respect to Additional Notes as provided in this Section 2.02, the Company shall not execute and the Trustee shall not authenticate or deliver Notes in excess of $300,000,000, in respect of the 2026 Notes or $500,000,000, in respect of the 2033 Notes.

Nothing contained in this Section 2.02 or elsewhere in this Supplemental Indenture, or in the Notes, is intended to or shall limit execution by the Company or authentication or delivery by the Trustee of the Notes under the circumstances contemplated in Section 3.06, 3.07, 4.03 and 11.04 of the Indenture.

SECTION 2.03   Registered Debt Securities; Global Form.

The Notes shall be issuable and transferable in fully registered form, without coupons. The Notes shall each be issued in the form of one or more permanent Global Debt Securities subject to any requirements of the Indenture for the issuance of definitive Notes in exchange therefor. The Depository for the Notes shall be The Depository Trust Company. Beneficial interests in the Global Debt Securities evidencing the Notes shall not be exchangeable for Notes in definitive form except as provided in Section 2.04 of the Indenture or if there has occurred and is continuing an Event of Default with respect to the Notes.

SECTION 2.04   Form and Terms of Notes; Payment.

The 2033 Notes shall be substantially in the form attached as Exhibit A hereto and shall have the terms specified therein.

The 2026 Notes shall be substantially in the form attached as Exhibit B hereto and shall have the terms specified therein.

At the time of repayment of the Notes of the applicable series, whether on the Stated Maturity Date (as defined in the form of Note attached as Exhibit A or Exhibit B, as applicable, hereto), or upon earlier repayment or redemption in accordance with the provisions set forth in the Indenture, the Company may designate one or more of its Subsidiaries to acquire such Notes for its own account and to pay Holders a cash purchase price for the Notes that is equal to the amounts otherwise due upon maturity or such earlier repayment or redemption. Notwithstanding the foregoing, the Company will remain the sole obligor under the Notes and Holders will continue to be entitled to look solely to the Company for payment of all amounts due under the Notes. For greater certainty, in addition to the foregoing, either the Company or one or more of its Subsidiaries may also purchase outstanding Notes at any time and from time to time at prevailing market prices or at such price as the Holder of the Notes being purchased may agree.

SECTION 2.05   Registrar, Transfer Agent and Paying Agent.

The Trustee shall initially serve as Debt Security registrar, transfer agent and Paying Agent for the Notes of each series.

The execution and delivery of this Supplemental Indenture by the Trustee shall be deemed, in addition to acceptance of the duties as Trustee for the Notes of each series, acceptance of its responsibilities as Debt Security registrar, transfer agent and Paying Agent for the Notes, subject to the rights, privileges, immunities, powers and indemnities set forth in the Indenture.

SECTION 2.06   Applicability of Certain Indenture Provisions.

The provisions of Article Thirteen of the Indenture relating to defeasance and covenant defeasance shall be applicable to the Notes of each series and the provisions of Section 13.04 thereof shall, in addition to those sections of the Indenture specified in Section 13.04 thereof, apply with respect to the covenants specified in Sections 3.01, 3.02 and 3.03 of this Supplemental Indenture.

Solely for purposes of the Notes of each series (and not in relation to any other series of Debt Securities), the provisions of Section 5.10 of the Indenture are hereby expressly made applicable to the covenants specified in Sections 3.01, 3.02 and 3.03 of this Supplemental Indenture.

SECTION 2.07   Interest Act (Canada).

For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Supplemental Indenture or the Indenture (and stated herein or therein, as applicable, to be computed on the basis of a 360-day year) are equivalent to the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360. For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under this Supplemental Indenture or the Indenture, and the rates of interest stipulated in this Supplemental Indenture or the Indenture are intended to be nominal rates and not effective rates or yields.

SECTION 2.08   Additional Amounts.

The provisions of Section 5.08 of the Indenture relating to the payment of Additional Amounts (including, without limitation, Section 5.08(b)) shall, subject to the provisions of this Section 2.08, be applicable to the Notes.

Solely for purposes of the Notes of each series (and not in relation to any other series of Debt Securities), clauses (7) and (8) of the first paragraph of Section 5.08(a) of the Indenture are hereby amended and restated and a new clause (9) is hereby added as follows:

“(7)	which is subject to any tax, assessment, withholding or deduction required by sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), any current or future Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement FATCA, or any agreement with the U.S. Internal Revenue Service (“IRS”) under FATCA;

(8)	which is subject to such taxes by reason of the holder or beneficial owner of the Notes being an entity in respect of which the Company is a “specified entity” as defined in proposals to amend the Income Tax Act (Canada) on April 29, 2022 with respect to “hybrid mismatch arrangements” or substantially analogous provisions of any liability enacted amendment to the Income Tax Act (Canada); or

(9)	which is subject to Canadian Taxes by reason of any combination of (1) through (8) above.”

Article III
CERTAIN COVENANTS APPLICABLE TO THE NOTES

SECTION 3.01   Limitation on Secured Debt.

(a)                So long as the Notes shall remain Outstanding, the Company will not at any time create, assume or guarantee, and will not cause or permit a Restricted Subsidiary to create, assume or guarantee any Secured Debt without making effective provision (and the Company covenants that in such case it will make or cause to be made effective provision) whereby the Notes then Outstanding shall be secured by such Security Interest equally and ratably with any and all other obligations and indebtedness which shall be so secured; provided, however, that the foregoing covenants shall not be applicable to the following:

(1)                (a) any Security Interest on any property hereafter acquired or constructed by the Company or a Restricted Subsidiary (including any improvement on an existing property) to secure or provide for the payment of all or any part of the purchase price or construction cost of such property, including, but not limited to, any indebtedness incurred by the Company or a Restricted Subsidiary prior to, at the time of, or within 365 days after the later of the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operation of such property, which indebtedness is incurred for the purpose of financing or refinancing all or any part of the purchase price thereof or construction or improvements thereon; or (b) any Security Interest upon property existing at the time of acquisition thereof, whether or not assumed by the Company or such Restricted Subsidiary; or (c) any Security Interest existing on the property or on the outstanding shares of capital stock or other equity interests or indebtedness of a Person at the time such Person or an Affiliate of such Person shall become a Restricted Subsidiary (including any such Security Interest to secure or provide for the payment of all or any part of the purchase price of or consideration for any such transaction); or (d) a Security Interest on property or shares of capital stock or other equity interests or indebtedness of a Person existing at the time such Person or an Affiliate of such Person is merged into or consolidated or amalgamated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary (including any such Security Interest to secure or provide for the payment of all or any part of the purchase price of or consideration for any such merger, consolidation, amalgamation, lease or other acquisition), provided, however, that no such Security Interest shall extend to any other Principal Property of the Company or such Restricted Subsidiary prior to such acquisition or to the other Principal Property thereafter acquired other than additions or improvements to such acquired property;

(2)                Security Interests in property of the Company or a Restricted Subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of Canada or any province thereof or any other country, or any department, agency or instrumentality or political subdivision of Canada or any province thereof or such other country (including, without limitation, Security Interests to secure indebtedness of the pollution control or industrial revenue bond type), in order to permit the Company or a Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of any of the foregoing, or to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such Security Interests;

(3)                any Security Interest existing at the date of original issuance of the Notes;

(4)                any Security Interest on any property or assets of any Restricted Subsidiary to secure indebtedness owing by it to the Company or to a Restricted Subsidiary;

(5)                Mechanics’, materialmen’s, carriers’ or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith;

(6)                any Security Interest arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

(7)                Security Interests for taxes, assessments or governmental charges or levies not yet delinquent, or the Security Interests for taxes, assessments or government charges or levies already delinquent but the validity of which is being contested in good faith;

(8)                Security Interests (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed;

(9)                Landlords’ liens on fixtures located on premises leased by the Company or a Restricted Subsidiary in the ordinary course of business; or

(10)              any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Security Interest permitted by subsection (a) of this Section 3.01.

(b)                Notwithstanding the provisions of subsection (a) of this Section 3.01, the Company and any one or more Restricted Subsidiaries may, in addition, without securing the Notes, issue, assume or guarantee Secured Debt that would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Secured Debt of the Company and its Restricted Subsidiaries that would otherwise be subject to the foregoing restrictions (but not including Secured Debt permitted to be secured under subsection (a) above) and the aggregate value of the Sale and Leaseback Transactions (as defined in Section 3.02) in existence at such time (not including Sale and Leaseback Transactions the proceeds of which have been or will be applied in accordance with clause (b) of Section 3.02), does not exceed 10% of Consolidated Shareholders’ Equity, determined as of a date not more than 90 days prior thereto.

(c)                In the event that the Company shall hereafter secure the Notes equally and ratably with any other obligation or indebtedness pursuant to the provisions of this Section 3.01, the Trustee is hereby authorized to enter into an indenture or agreement supplemental to the Indenture and this Supplemental Indenture and to take such action, if any, as it may deem advisable to enable it to enforce effectively the rights of the Holders of the Notes so secured, equally and ratably with such other obligation or indebtedness.

SECTION 3.02   Sale and Leaseback Transactions.

So long as the Notes shall remain Outstanding, the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer (except to the Company or one or more Restricted Subsidiaries, or both) any Principal Property owned by the Company or a Restricted Subsidiary and in full operation for more than 365 days, with the intention of taking back a lease of such property (except a lease for a term of no more than three years entered into with the intent that the use by the Company or such Restricted Subsidiary of such property will be discontinued on or before the expiration of such term) (herein referred to as a “Sale and Leaseback Transaction”) unless either (a) the Company or such Restricted Subsidiary would be permitted, pursuant to the provisions of Section 3.01, to incur Secured Debt equal in amount to the amount realized or to be realized upon such sale or transfer secured by a Security Interest on the Principal Property to be leased without equally and ratably securing the Notes or (b) the Company or a Restricted Subsidiary shall apply an amount equal to the value of the Principal Property so leased to the retirement (other than any mandatory retirement), within 365 days of the effective date of any such arrangement, of indebtedness for money borrowed of the Company and its Restricted Subsidiaries (excluding indebtedness for money borrowed of Unrestricted Subsidiaries) as shown on the most recent consolidated balance sheet of the Company and which, in the case of such indebtedness for money borrowed of the Company, is not subordinated to the Notes; provided, however, that in lieu of applying all or any part of such amount to such retirement, the Company may at its option (x) deliver to the Trustee for cancellation Debt Securities of any series issued under the Indenture (including the Notes) theretofore purchased or otherwise acquired by the Company or (y) receive credit for Debt Securities of any series issued under the Indenture (including the Notes) theretofore redeemed at its option. If the Company shall so deliver Debt Securities to the Trustee (or receive credit for Debt Securities so delivered), the amount which the Company shall be required to apply to the retirement of indebtedness pursuant to this Section 3.02 shall be reduced by an amount equal to the aggregate principal amount of such Debt Securities.

SECTION 3.03   Restrictions on Transfer of Principal Property to Unrestricted Subsidiaries.

So long as the Notes remain Outstanding, the Company will not itself, and will not cause or permit any Restricted Subsidiary to, transfer (whether by merger, consolidation, amalgamation or otherwise) Principal Property that has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made in excess of two percent of the Consolidated Net Tangible Assets of the Company and the Restricted Subsidiaries to any Unrestricted Subsidiary, unless it shall apply, within one year after the effective date of such transaction, or shall have committed within one year after such effective date to apply, an amount equal to the fair value of such Principal Property at the time of such transfer, as determined by the Board of Directors, (a) to the acquisition, construction, development or improvement of properties, facilities or equipment which are, or, upon, such acquisition, construction, development or improvement will be, a Principal Property or Properties or a part thereof, (b) to the redemption of Debt Securities of any series issued under the Indenture, (c) to the repayment of indebtedness for borrowed money of the Company or of any Restricted Subsidiary (other than any such indebtedness owed to any Restricted Subsidiary or any subordinated indebtedness of the Company), or (d) in part to an acquisition, construction, development or improvement and in part to such redemption and/or repayment, in each case as set forth in clauses (a) through (c) above; provided that, in lieu of applying an amount equivalent to all or any part of such fair value to such redemption, the Company may, within one year after such transfer, deliver to the Trustee Debt Securities (other than Debt Securities made the basis of a reduction in a mandatory sinking fund payment pursuant to Section 4.05 of the Indenture) for cancellation and thereby reduce the amount to be applied to the redemption of the Debt Securities of that series pursuant to clause (b) above by an amount equivalent to the aggregate principal amount of the Debt Securities so delivered. The fair value of any Principal Property for purposes of this Section 3.03 will be as determined by the Board of Directors.

SECTION 3.04   Right to Require Repurchase Upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event with respect to the Notes, unless the Company has exercised its right to redeem the Notes in whole in accordance with the Indenture by giving irrevocable notice to the Holders in accordance with the Indenture, each Holder of Notes will have the right to require the Company to purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of purchase (the “Change of Control Payment”).

Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Company shall give a notice to each Holder, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is given, other than as may be required by law (the “Change of Control Payment Date”). The notice, if given prior to the date of consummation of the Change of Control, shall state that the Change of Control Offer is conditioned on the occurrence of a Change of Control Triggering Event on or prior to the Change of Control Payment Date. Holders of Notes electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender their Notes, in the case of Notes issued and held in certificated form, to the Paying Agent at the address specified in the notice, or, in the case of Notes held in the form of one or more Global Debt Securities and beneficial interests therein that are held in book-entry form through the facilities of the Depository, transfer their Notes to the Depository by book-entry transfer pursuant to the applicable procedures of the Depository, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, the Company shall, to the extent lawful:

(i)                 accept or cause a third party to accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)               at or prior to 10:00 a.m., New York City time, deposit or cause a third party to deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)             deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

The Company shall not be required to make a Change of Control Offer with respect to the Notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Company and such third party purchases all the Notes properly tendered and not withdrawn under its offer. In addition, the Company shall not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a default in the payment of the Change of Control Payment on the Change of Control Payment Date.

The Company must comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, the Company shall be required to comply with such securities laws and regulations and shall not be deemed to have breached the Company’s obligations under this Section 3.04 by virtue of any such conflict.

Article IV
REDEMPTION

SECTION 4.01   Applicability of Article Four of the Indenture.

The provisions of Article Four of the Indenture shall, subject to the provisions of this Article IV, be applicable with respect to the Notes of each series.

(a)       Solely for purposes of the Notes of each series (and not in relation to any other series of Debt Securities), the first sentence of the first paragraph of Section 4.02 of the Indenture is hereby amended and restated as follows:

“In case the Company shall desire to exercise the right to redeem all, or, as the case may be, any part of the Notes pursuant to Section 4.01 of the Indenture, the Company shall fix a date for redemption and the Company, or, at the Company’s request, the Trustee in the name of and at the expense of the Company, shall give a notice of such redemption at least 10 and nor more than 60 days (or, in the case of a redemption pursuant to Section 5.08(b), not more than 45 nor less than 15 days) prior to the date fixed for redemption, to the Holders of Notes so to be redeemed as a whole or in part by first-class mail at their last addresses as the same appear on the Debt Securities Register or electronic delivery or transmission in accordance with the procedures of the Depository. In the event of a Special Mandatory Redemption Event, the Company shall give notice in accordance with Section 4.03 of the Supplemental Indenture governing the Notes.”

(b)       Solely for purposes of the Notes of each series (and not in relation to any other series of Debt Securities), the second and third sentences of the third paragraph of Section 4.02 of the Indenture are hereby amended and restated as follows:

“If fewer than all the Notes of a series are to be redeemed, the particular Notes or portions thereof of such series to be redeemed shall be selected from the applicable Notes Outstanding not previously called according to the applicable procedures of the Depository in the case of Notes issued in the form of one or more Global Debt Securities and beneficial interests therein that are held in book-entry form through the facilities of the Depository or, in the case of Notes in certificated form, the Trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair. No Notes of a principal amount of $2,000 or less will be redeemed in part. For so long as the Notes are held by The Depository Trust Company (or another Depository), the redemption of the Notes shall be done in accordance with the policies and procedures of the Depository.”

SECTION 4.02   Redemption at the Option of the Company.

The Company may redeem the Notes of a series, in whole or in part, at any time and from time to time, prior to the Par Call Date applicable to the Notes of such series, at its option, at the Redemption Price equal to the greater of:

(a)                (i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Notes of such series matured on the Par Call Date applicable to the Notes of such series) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus (x) 25 basis points in the case of the 2033 Notes or (y) 20 basis points in the case of the 2026 Notes less (ii) interest accrued on the Notes of such series to the date of redemption, and

(b)                100% of the principal amount of the Notes to be redeemed;

plus, in either case, accrued and unpaid interest on the Notes being redeemed thereon to, but excluding, the Redemption Date.

On or after the Par Call Date applicable to the Notes of a series, the Company may redeem the Notes of such series, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the Redemption Date.

Unless the Company shall default in payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption on such date.

SECTION 4.03   Special Mandatory Redemption.

(a)                In the event that the Veoneer Acquisition is not consummated on or prior to the End Date or the Equity Purchase Agreement is terminated (any such event being a “Special Mandatory Redemption Event”), the Company will be required to redeem all of the Notes of each series then Outstanding (such redemption, the “Special Mandatory Redemption”) at a Redemption Price equal to 101% of the principal amount of the Notes of such series plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date (the “Special Mandatory Redemption Price”). Notwithstanding the foregoing, installments of interest on the Notes of any series that are due and payable on any Interest Payment Date falling on or prior to the Special Mandatory Redemption Date will be payable on such Interest Payment Date to the Holders thereof as of the close of business on the relevant Regular Record Date for such Notes according to the terms hereof and of the Notes of such series.

(b)                The Company will cause the notice of Special Mandatory Redemption to be given, with a copy to the Trustee, within five Business Days after the occurrence of a Special Mandatory Redemption Event, to each Holder of the Notes of each series by mail or electronic delivery (or transmission in accordance with the Depository’s procedures). Such notice shall state, in addition to any other matters that may be required by the Indenture, that a Special Mandatory Redemption Event has occurred (and shall describe generally the nature of such event) and that all of the Notes of such series then Outstanding will be redeemed on the Redemption Date set forth in such notice (which shall be a Business Day that is no earlier than three Business Days and no later than 30 days after the date such notice is given) (the “Special Mandatory Redemption Date”). Once notice of Special Mandatory Redemption is given to the Holders of the Notes, the Notes of each series will become due and payable on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date, and will be paid upon surrender thereof for redemption.

(c)                Any failure to pay the Special Mandatory Redemption Price of the Notes of any series on the Special Mandatory Redemption Date shall constitute an Event of Default with respect to the Notes of such series.

(d)                Upon the consummation of the Veoneer Acquisition, the provisions of this Section 4.03 regarding the Special Mandatory Redemption shall cease to apply. The Company shall notify the Trustee in writing of the closing of the Veoneer Acquisition.

Article V
MISCELLANEOUS PROVISIONS

SECTION 5.01   Ratification of Indenture.

Except as expressly modified or amended hereby with respect to the Notes, the Indenture continues in full force and effect and is in all respects confirmed and preserved and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

SECTION 5.02   Governing Law.

This Supplemental Indenture and each Note shall be governed by and construed in accordance with the laws of the State of New York. This Supplemental Indenture is subject to the provisions of the Trust Indenture Act of 1939, as amended, and shall, to the extent applicable, be governed by such provisions.

SECTION 5.03   Counterparts.

This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to this Supplemental Indenture by facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. Facsimile, documents executed, scanned and transmitted electronically and electronic signatures, including those created or transmitted through a software platform or application, shall be deemed original signatures for purposes of this Supplemental Indenture and all other related documents and all matters and agreements related thereto, with such facsimile, scanned and electronic signatures having the same legal effect as original signatures. The parties agree that this Supplemental Indenture or any other related document or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this Supplemental Indenture or the other related documents or related hereto or thereto (including, without limitation, addendums, amendments, notices, instructions, communications with respect to the delivery of securities or the wire transfer of funds or other communications) (the “Executed Documentation”) may be accepted, executed or agreed to through the use of an electronic signature in accordance with applicable laws, rules and regulations in effect from time to time applicable to the effectiveness and enforceability of electronic signatures. Any Executed Documentation accepted, executed or agreed to in conformity with such laws, rules and regulations will be binding on all parties hereto to the same extent as if it were physically executed and each party hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto. When the Trustee acts on any Executed Documentation sent by electronic transmission, the Trustee will not be responsible or liable for any losses, costs or expenses arising directly or indirectly from its reliance upon and compliance with such Executed Documentation, notwithstanding that such Executed Documentation (a) may not be an authorized or authentic communication of the party involved or in the form such party sent or intended to send (whether due to fraud, distortion or otherwise) or (b) may conflict with, or be inconsistent with, a subsequent written instruction or communication; it being understood and agreed that the Trustee shall conclusively presume that Executed Documentation that purports to have been sent by an authorized officer of a Person has been sent by an authorized officer of such Person. The party providing Executed Documentation through electronic transmission or otherwise with electronic signatures agrees to assume all risks arising out of such electronic methods, including, without limitation, the risk of the Trustee acting on unauthorized instructions and the risk of interception and misuse by third parties.

SECTION 5.04   Recitals.

The recitals contained herein shall be taken as statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of the Notes or this Supplemental Indenture.

SECTION 5.05   Waiver of Trial by Jury.

EACH OF THE PARTIES HERETO, AND EACH HOLDER AND BENEFICIAL OWNER, BY ACCEPTANCE OF THE NOTES OR A BENEFICIAL INTEREST THEREIN, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE OR THE NOTES.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed by their respective officers hereunto duly authorized, all as of the day and year first written above.

MAGNA INTERNATIONAL INC.

By:	/s/ Paul H. Brock
Name: Paul H. Brock
Title: Vice-President and Treasurer

By:	/s/ Bassem A. Shakeel
Name: Bassem A. Shakeel
Title: Vice-President and Corporate Secretary

THE BANK OF NEW YORK MELLON, as Trustee,
Paying Agent, Debt Security registrar and transfer agent

By	/s/ Christopher W. Grose
Authorized Representative

Exhibit A to
Seventh Supplemental Indenture

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND SUCH SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS SECURITY SHALL BE LIMITED TO TRANSFERS, IN WHOLE BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE EXCEPT AS OTHERWISE PROVIDED IN THE INDENTURE REFERRED TO ON THE REVERSE SIDE OF THIS CERTIFICATE.

MAGNA INTERNATIONAL INC.

5.500% Senior Note due 2033

REGISTERED	PRINCIPAL AMOUNT

No.	$________________

CUSIP NO. 559222AY0

ISIN: US559222AY07

MAGNA INTERNATIONAL INC., a corporation duly organized and existing under the laws of the Province of Ontario (herein referred to as the “Company” which term includes any successor entity under the Indenture herein referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, upon presentation, the principal sum of $________________, as revised by the Schedule of Increases and Decreases in Global Debt Security attached hereto, on March 21, 2033 (the “Stated Maturity Date”) and to pay interest thereon from March 21, 2023 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 21 and September 21 of each year (each, an “Interest Payment Date”), commencing September 21, 2023 at the rate of 5.500% per annum, until the principal hereof is paid or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Holder in whose name this Note (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 6 or September 6 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Holder in whose name this Note (or one or more Predecessor Debt Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Company will pay, to the extent lawful, interest (including post-petition interest in any proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law) on overdue principal and interest at the rate per annum borne by the Notes.

A-1

Payment of the principal of and interest on the Notes will be made at the Corporate Trust Office of the Trustee in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. The Company, however, may pay principal and interest by check payable in such money. At the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Debt Security Register; provided that, notwithstanding anything else contained herein, if the Notes are issued in the form of one or more Global Debt Securities and is held in book-entry form through the facilities of the Depository, payments on the Notes will be made to the Depository or its nominee in accordance with the arrangements then in effect between the Trustee and the Depository.

In any case where any Interest Payment Date or the Stated Maturity Date or any earlier date of redemption or repurchase of the Notes shall not be a Business Day, then the related payment of interest or principal and premium, if any, need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date or on the Stated Maturity Date or such earlier date of redemption or repurchase, and, if such payment is made or duly provided for on such Business Day, no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Stated Maturity Date or such earlier date of redemption or repurchase, as the case may be, to such Business Day. For purposes of the Notes, the term “Business Day” means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the Certificate of Authentication hereon has been executed by the Trustee by manual signature of one of its authorized signatories, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

A-2

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its duly authorized officers.

Dated:

MAGNA INTERNATIONAL INC.

By:
Name:
Title:

By:
Name:
Title:

A-3

TRUSTEE’S CERTIFICATE OF AUTHENTICATION:

This is one of the Debt Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Representative

A-4

[Reverse of Note]

MAGNA INTERNATIONAL INC.

This Note is one of a duly authorized issue of Debt Securities of the Company designated as its “5.500% Senior Notes due 2033” (herein called the “Notes”), initially limited in aggregate principal amount to $500,000,000 issued under an Indenture dated as of June 16, 2014, as amended and supplemented by the Seventh Supplemental Indenture thereto dated as of March 21, 2023 (as so amended and supplemented, and as hereafter amended and supplemented from time to time, the “Indenture”), between the Company and The Bank of New York Mellon, as trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture with respect to the series of which this Debt Security is a part), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. To the extent that any provision of this Note conflicts with the express provisions of the Indenture, the provisions of this Note will govern and be controlling (to the extent permitted by law). All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

The Notes will be redeemable at any time, at the option of the Company, in whole or from time to time in part, upon not less than 10 nor more than 60 days’ prior written notice (except in a case of a redemption pursuant to Section 5.08(b) of the Indenture or in the case of a Special Mandatory Redemption), on any date prior to the Stated Maturity Date at a Redemption Price, calculated in accordance with the terms of the Indenture, which includes accrued interest thereon, if any, to, but not including, the Redemption Date. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee by such methods as the Trustee shall deem fair and appropriate or, if the Notes are issued in the form of one or more Global Debt Securities and beneficial interests therein are held in book-entry form through the facilities of the Depository, selection of the Notes for redemption will be made in accordance with the procedures of the Depository. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion hereof will be issued in the name of the Holder hereof upon cancellation of this Note; provided that the unredeemed portion hereof shall be in an unauthorized denomination.

Upon the occurrence of a Change of Control Triggering Event with respect to the Notes, unless the Company has exercised its right to redeem the Notes, each Holder of the Notes will have the right to require the Company to purchase all or a portion of such Holder’s Notes pursuant to a Change of Control Offer, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

Upon the occurrence of a Special Mandatory Redemption Event with respect to the Notes, the Company shall be required to repurchase all of the Notes then Outstanding at a redemption price equal to the Special Mandatory Redemption Price.

The Indenture permits, with certain exceptions as provided therein, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Debt Securities of any series under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the Outstanding Debt Securities of such series. The Indenture also contains provisions permitting the Holders of not less than a majority of the aggregate principal amount of the Outstanding Debt Securities of any series, on behalf of the Holders of all such securities of that series, to waive compliance by the Company with certain provisions of the Indenture and to waive certain past defaults under the Indenture with respect to such series and their consequences. Any such consent or waiver by the Holders of the Notes shall be conclusive and binding upon such Holders and upon all future Holders of the Notes, whether or not notation of such consent or waiver is made upon the Notes.

A-5

No sinking fund will be established with respect to the Notes, and the Notes shall not be subject to any sinking fund payments.

The Indenture contains provisions for defeasance of (i) the entire indebtedness of the Company in respect of the Notes and (ii) certain restrictive covenants and the related Events of Default, subject to compliance by the Company with certain conditions set forth in the Indenture.

No reference herein to the Indenture and no provision of the Notes or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on the Notes at the times, places and rate, and in the coin or currency, herein prescribed.

The Notes are issuable only in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The registered Holder of this Note may be treated as its owner for all purposes.

No recourse shall be had for the payment of the principal of or premium, if any, or the interest on the Notes, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any past, present or future stockholder, employee, officer or director, as such, of the Company or of any successor, either directly or through the Company or any successor, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

The Notes shall be governed by and construed in accordance with the laws of the State of New York.

A-6

ASSIGNMENT FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(Please Print or Type Name and Address Including Zip Code of Assignee)

the within Debt Security of Magna International Inc. and hereby does irrevocably constitute and appoint _____________________________________ Attorney to transfer said security on the books of the within-named Company with full power of substitution in the premises.

(Please Insert Social Security or Other Identifying Number of Assignee):

Dated: _______________

The signature to this assignment must correspond with the name as it appears on the first page of the within Note in every particular, without alteration or enlargement of any change whatever.

SIGNATURE GUARANTEE :
(Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of The Bank of New York Mellon, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by The Bank of New York Mellon in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934 as amended.)

A-7

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL DEBT SECURITY

The following increases or decreases in this Global Debt Security have been made:

Date of Increase or Decrease	Amount of decrease in Principal Amount of this Global Debt Security	Amount of increase in Principal Amount of this Global Debt Security	Principal Amount of this Global Debt Security following such decrease or increase	Signature of authorized signatory of Trustee

A-8

Exhibit B to
Seventh Supplemental Indenture

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND SUCH SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS SECURITY SHALL BE LIMITED TO TRANSFERS, IN WHOLE BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE EXCEPT AS OTHERWISE PROVIDED IN THE INDENTURE REFERRED TO ON THE REVERSE SIDE OF THIS CERTIFICATE.

MAGNA INTERNATIONAL INC.

5.980% Senior Note due 2026

REGISTERED	PRINCIPAL AMOUNT

No.	$________________

CUSIP NO. 559222AX2

ISIN: US559222AX24

MAGNA INTERNATIONAL INC., a corporation duly organized and existing under the laws of the Province of Ontario (herein referred to as the “Company” which term includes any successor entity under the Indenture herein referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, upon presentation, the principal sum of $________________, as revised by the Schedule of Increases and Decreases in Global Debt Security attached hereto, on March 21, 2026 (the “Stated Maturity Date”) and to pay interest thereon from March 21, 2023 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 21 and September 21 of each year (each, an “Interest Payment Date”), commencing September 21, 2023 at the rate of 5.980% per annum, until the principal hereof is paid or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Holder in whose name this Note (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 6 or September 6 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Holder in whose name this Note (or one or more Predecessor Debt Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Company will pay, to the extent lawful, interest (including post-petition interest in any proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law) on overdue principal and interest at the rate per annum borne by the Notes.

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Payment of the principal of and interest on the Notes will be made at the Corporate Trust Office of the Trustee in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. The Company, however, may pay principal and interest by check payable in such money. At the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Debt Security Register; provided that, notwithstanding anything else contained herein, if the Notes are issued in the form of one or more Global Debt Securities and is held in book-entry form through the facilities of the Depository, payments on the Notes will be made to the Depository or its nominee in accordance with the arrangements then in effect between the Trustee and the Depository.

In any case where any Interest Payment Date or the Stated Maturity Date or any earlier date of redemption or repurchase of the Notes shall not be a Business Day, then the related payment of interest or principal and premium, if any, need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date or on the Stated Maturity Date or such earlier date of redemption or repurchase, and, if such payment is made or duly provided for on such Business Day, no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Stated Maturity Date or such earlier date of redemption or repurchase, as the case may be, to such Business Day. For purposes of the Notes, the term “Business Day” means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the Certificate of Authentication hereon has been executed by the Trustee by manual signature of one of its authorized signatories, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

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IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its duly authorized officers.

Dated:

MAGNA INTERNATIONAL INC.

By:
Name:
Title:

By:
Name:
Title:

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TRUSTEE’S CERTIFICATE OF AUTHENTICATION:

This is one of the Debt Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK MELLON, as Trustee

By:
Authorized Representative

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[Reverse of Note]

MAGNA INTERNATIONAL INC.

This Note is one of a duly authorized issue of Debt Securities of the Company designated as its “5.980% Senior Notes due 2026” (herein called the “Notes”), initially limited in aggregate principal amount to $300,000,000 issued under an Indenture dated as of June 16, 2014, as amended and supplemented by the Seventh Supplemental Indenture thereto dated as of March 21, 2023 (as so amended and supplemented, and as hereafter amended and supplemented from time to time, the “Indenture”), between the Company and The Bank of New York Mellon, as trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture with respect to the series of which this Debt Security is a part), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. To the extent that any provision of this Note conflicts with the express provisions of the Indenture, the provisions of this Note will govern and be controlling (to the extent permitted by law). All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

The Notes will be redeemable at any time, at the option of the Company, in whole or from time to time in part, upon not less than 10 nor more than 60 days’ prior written notice (except in a case of a redemption pursuant to Section 5.08(b) of the Indenture or in the case of a Special Mandatory Redemption), on any date prior to the Stated Maturity Date at a Redemption Price, calculated in accordance with the terms of the Indenture, which includes accrued interest thereon, if any, to, but not including, the Redemption Date. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee by such methods as the Trustee shall deem fair and appropriate or, if the Notes are issued in the form of one or more Global Debt Securities and beneficial interests therein are held in book-entry form through the facilities of the Depository, selection of the Notes for redemption will be made in accordance with the procedures of the Depository. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion hereof will be issued in the name of the Holder hereof upon cancellation of this Note; provided that the unredeemed portion hereof shall be in an unauthorized denomination.

Upon the occurrence of a Change of Control Triggering Event with respect to the Notes, unless the Company has exercised its right to redeem the Notes, each Holder of the Notes will have the right to require the Company to purchase all or a portion of such Holder’s Notes pursuant to a Change of Control Offer, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

Upon the occurrence of a Special Mandatory Redemption Event with respect to the Notes, the Company shall be required to repurchase all of the Notes then Outstanding at a redemption price equal to the Special Mandatory Redemption Price.

The Indenture permits, with certain exceptions as provided therein, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Debt Securities of any series under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the Outstanding Debt Securities of such series. The Indenture also contains provisions permitting the Holders of not less than a majority of the aggregate principal amount of the Outstanding Debt Securities of any series, on behalf of the Holders of all such securities of that series, to waive compliance by the Company with certain provisions of the Indenture and to waive certain past defaults under the Indenture with respect to such series and their consequences. Any such consent or waiver by the Holders of the Notes shall be conclusive and binding upon such Holders and upon all future Holders of the Notes, whether or not notation of such consent or waiver is made upon the Notes.

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No sinking fund will be established with respect to the Notes, and the Notes shall not be subject to any sinking fund payments.

The Indenture contains provisions for defeasance of (i) the entire indebtedness of the Company in respect of the Notes and (ii) certain restrictive covenants and the related Events of Default, subject to compliance by the Company with certain conditions set forth in the Indenture.

No reference herein to the Indenture and no provision of the Notes or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on the Notes at the times, places and rate, and in the coin or currency, herein prescribed.

The Notes are issuable only in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The registered Holder of this Note may be treated as its owner for all purposes.

No recourse shall be had for the payment of the principal of or premium, if any, or the interest on the Notes, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any past, present or future stockholder, employee, officer or director, as such, of the Company or of any successor, either directly or through the Company or any successor, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

The Notes shall be governed by and construed in accordance with the laws of the State of New York.

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ASSIGNMENT FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(Please Print or Type Name and Address Including Zip Code of Assignee)

the within Debt Security of Magna International Inc. and hereby does irrevocably constitute and appoint _____________________________________ Attorney to transfer said security on the books of the within-named Company with full power of substitution in the premises.

(Please Insert Social Security or Other Identifying Number of Assignee):

Dated: _______________

The signature to this assignment must correspond with the name as it appears on the first page of the within Note in every particular, without alteration or enlargement of any change whatever.

SIGNATURE GUARANTEE :
(Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of The Bank of New York Mellon, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by The Bank of New York Mellon in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934 as amended.))

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SCHEDULE OF INCREASES OR DECREASES IN GLOBAL DEBT SECURITY

The following increases or decreases in this Global Debt Security have been made:

Date of Increase or Decrease	Amount of decrease in Principal Amount of this Global Debt Security	Amount of increase in Principal Amount of this Global Debt Security	Principal Amount of this Global Debt Security following such decrease or increase	Signature of authorized signatory of Trustee

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